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FW 2/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11015290

OMB APPROVAL
3235-0123
April 30, 2013
Estimated average burden
hours per response..... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 18 2011
Washington, DC
110

SEC FILE NUMBER
8-52180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hancock Securities Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Marshall Avenue
(No. and Street)

St. Louis	MO	63119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clinton Lewis — 314-997-3191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hauk Kruse & Associates LLC
(Name – *if individual, state last, first, middle name*)

721 Emerson Road, Suite 120	Creve Coeur	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/9

OATH OR AFFIRMATION

I, Clinton J. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wheelhouse Securities Corporation, as of February 2, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

DOROTHY JOKERST
My Commission Expires
October 27, 2013
St. Louis County
Commission #09774174

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANCOCK SECURITIES GROUP, LLC

(A WHOLLY-OWNED SUBSIDIARY OF MANCHESTER HOLDINGS, LLC)

FINANCIAL STATEMENTS WITH ACCOMPANYING INFORMATION

YEAR ENDED DECEMBER 31, 2010

AND

REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

HANCOCK SECURITIES GROUP, LLC

FINANCIAL STATEMENTS
WITH ACCOMPANYING INFORMATION

Year Ended December 31, 2010

TABLE OF CONTENTS

	Page
Report of Independent Public Accountants	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income and Changes in Member's Equity	3
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 10
Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission:	
Accountants' Report on Accompanying Information	11
Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1	12
Independent Auditors' Report on Internal Accounting Control	13 – 14
Independent Accountants' Report on Applying Agreed=Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	15 - 16

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse | Certified Public Accountants

721 Emerson Road, Suite 120 | St. Louis, Missouri 63141 | www.hkaglobal.com
p. 314.993.4285 | f. 314.993.4288

Report of Independent Public Accountants

Member
Hancock Securities Group, LLC
St. Louis, Missouri

We have audited the statement of financial condition of Hancock Securities Group, LLC, a wholly-owned subsidiary of Manchester Holdings, LLC, as of December 31, 2010, and the related statements of income and changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Hancock Securities Group, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hauk Kruse & Associates LLC

Hauk Kruse & Associates LLC
Certified Public Accountants

St. Louis, Missouri
February 2, 2011

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2010

ASSETS

Cash and cash equivalents	$246,128
Cash and securities segregated under clearing organization regulations	75,000
Receivable from clearing organization	103,951
Receivable from affiliated companies	9,619
Prepaid expenses and other assets	17,219
Securities owned:	
Marketable, at estimated fair market value	117,503
Property and equipment, net of accumulated depreciation of $12,016	2,220
Total assets	$571,640

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Commissions payable to brokers	$133,586
Accounts payable and accrued expenses	239
Total liabilities	133,825
Member's equity	437,815
Total liabilities and member's equity	$571,640

The accompanying notes are an integral part of these financial statements

HANCOCK SECURITIES GROUP, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2010

Revenues:	
Commissions	$ 2,420,447
Securities trading gains, net	12,965
Interest and dividends	2,704
Other income	31,784
Total revenues	2,467,900
Expenses:	
Employee compensation and benefits	216,730
Brokers commissions and clearing fees	1,876,746
Communications expense	26,932
Occupancy and equipment expense	12,753
Management fees	164,300
Interest expense	351
Other operating expenses	189,055
Total expenses	2,486,867
Net income	$ (18,967)
Member's equity, beginning of year	351,431
Contributions from member	105,351
Member's equity, end of year	$ 437,815

The accompanying notes are an integral part of these financial statements

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For The Year Ended December 31, 2010

Subordinated borrowings at January 1, 2010	$	50,000
Issuance of subordinated notes		-
Payments of subordinated notes		50,000
Subordinated borrowings at December 31, 2010	$	-

The accompanying notes are an integral part of these financial statements

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ (18,967)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,774
Changes in operating assets:	
Receivable from clearing organization	(35,624)
Receivable from affiliated companies	3,063
Prepaid expenses and other assets	10,941
Securities owned, net	(6,924)
Changes in operating liabilities:	
Payable to broker-dealers and clearing organizations	4,643
Accounts payable and accrued expenses	(1,468)
Total cash provided by operating activities	(41,562)
Cash flows used for investing activities:	
Purchases of property and equipment	0
Cash flows used for financing activities:	
Distributions to member, net of contributions	105,351
Redemption of subordinated notes	(50,000)
Total cash used for financing activities	55,351
Increase in cash and cash equivalents	13,789
Cash and cash equivalents at beginning of year	232,339
Cash and cash equivalents at end of year	$ 246,128
Supplemental cash flows disclosure:	
Cash paid for interest expense	$ 351

The accompanying notes are an integral part of these financial statements

HANCOCK SECURITIES GROUP, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION - Hancock Securities Group, LLC, a Missouri Limited Liability Company (the Company), was formed as a limited liability company under the laws of the State of Missouri on November 9, 1999 and commenced operations on April 4, 2000. During 2001, the members of the Company exchanged their ownership interest in the Company for equal interests in Manchester Holdings, LLC such that the Company is now a wholly-owned subsidiary of Manchester Holdings, LLC (the Parent). Effective February 26, 2010, the Parent entered into an agreement to redeem all of the membership units of one of its members, The Company does not anticipate any disruption of operations. The latest date upon which the Company is to dissolve is December 31, 2029.

NATURE OF OPERATIONS - The Company primarily operates as an introducing broker-dealer clearing all transactions for customers on a fully disclosed basis. These transactions are cleared through a clearing broker, Mesirow Financial, Inc. (Mesirow). The Company does not hold cash or securities for its customers. In accordance with the clearing agreement with Mesirow, the Company is required to maintain a minimum deposit of $75,000 in cash and/or government securities with Mesirow. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Securities and Exchange Commission (SEC).

The Company generates additional revenue through its Financial Advisory and Merchant Banking lines of business. Financial Advisory revenues are generated by the Company's significant knowledge base relating to the financial services industry and revolve around maximizing shareholder value to their clients. Shareholder value may be enhanced through a number of offerings including, but not limited to: mergers and acquisitions, restructuring or re-capitalization, and private placement.

The Company earns Merchant Banking fees from mergers, acquisitions and related transactions whereby the principals participate in the equity investment. The Company earns their fees associated with these transactions through charges to the equity group based upon industry standard rates for due-diligence, brokerage, and consulting on the proposed transaction.

CASH AND CASH EQUIVALENTS - The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains several cash and money market accounts with banks and a securities broker/dealer. The banks provide $250,000 of deposit insurance through the Federal Depositors Insurance Corporation. The securities broker/dealer provides $100,000 of coverage through the Securities Investor Protection Corporation. The banks and securities broker/dealer amounts were in excess of insured limits at December 31, 2010. Management does not believe significant credit risks exist at December 31, 2010.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method using estimated useful lives of three to seven years. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease.

SECURITIES TRANSACTIONS – Marketable securities are stated at fair market value. Gains and losses, both realized and unrealized, are included in net securities trading gains.

INCOME TAXES – The Company is a limited liability company and the current period net income is recognized on the Parent Company's income tax return. The Parent is also a limited liability company taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Parent. Therefore, no income tax provision is recorded by the Company.

COMMISSIONS – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

USE OF ESTIMATES – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

HANCOCK SECURITIES GROUP, LLC
(A wholly-owned subsidiary of Manchester Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ALLOCATION OF PROFITS OR LOSSES – Profits or losses from operations are allocated to the Parent. All profits or losses from a sale or other disposition of the assets of the Company will be allocated to the Parent as of the date of such sale or disposition.

B. SECURITIES OWNED

Securities owned consist of the following at December 31, 2010:

Common stocks	$ 117,503

The unrealized trading account gain included in operating income was $16,113 as of December 31, 2010.

C. SUBORDINATED BORROWINGS

The final payment on the subordinated note is due February 11, 2010. The subordinated borrowing were treated as net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. In accordance with the subordinated borrowing agreements between the Company and the principals, minimum net capital was in excess of 120% of the minimum net capital required by the Securities and Exchange Commission. Interest expense for the subordinated debt amounted to $351 for the year ended December 31, 2010. The above borrowing were payable to principals involved in the operations of the Company or other related parties.

D. RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" Rule, because it does not maintain customer accounts or hold customer securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

E. CAPITAL REQUIREMENTS

The Company is subject to the net capital rules of the Securities and Exchange Commission. Under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital," as those terms are defined by the rules. At December 31, 2010, the Company's net capital was $384,907 or $134,907 in excess of the minimum required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1 at December 31, 2010.

F. LEASES

The Company has a lease for office equipment classified as an operating lease. The lease is for a five year period that expires in May 2013. Lease expense for this lease was $12,572 for the year ended December 31, 2010.

The Company subleases building space and office equipment from its Parent. The leases are classified as operating leases by the Parent Company. The sublease for building space is for $2,945.50 per month on a month-to-month basis. Rent expense for the building amounted to $35,800.50 for the year ended December 31, 2010. The sublease for equipment rental is for $2,750 per month on a month-to-month basis. Rent expense for the equipment amounted to $33,000 for the year ended December 31, 2010. Management's intent regarding the equipment lease is that it is ongoing in nature. See G. Related Party Transactions footnote for further information on building and equipment rent.

F. LEASES (Continued)

Future minimum lease payments under non-cancelable operating leases with original terms greater than one year at December 31, 2010 are as follows:

December 31,	
2011	$ 73,800
2012	73,800
2013	53,400
	$ 201,000

G. RELATED PARTY TRANSACTIONS

The Company entered into an agreement with the Parent whereby a management fee is paid on a monthly basis in lieu of salaries to officers, building rent, and equipment rent. Management fees were $169,300 for the year ended December 31, 2010. Management fees include $95,500 for management of the firm and $68,800 for building and equipment rent.

The Company maintains a business relationship with Hancock Investment Advisors, LLC and Hancock Institutional Advisors, LLC, who are controlled by their common Parent, Manchester Holdings, LLC. The Company acts as the introducing broker for the customers of its sister companies. All fees are negotiated on an arms length basis. There were no inter-company transactions in 2010 associated with this business relationship.

The Company pays for health insurance, life insurance, long-term disability, long-tern care and accidental death insurance for the employees of companies who share similar owners and management. The Company pays for the salaries and employee benefits of Hancock Investment Advisors, LLC and Hancock Institutional Advisors, LLC who are controlled by their common Parent. The receivable from these companies related to these expenses was $8,553 at December 31, 2010. These amounts are settled on a monthly basis.

H. 401K PROFIT SHARING PLAN

The Company has a 401(k) profit sharing plan for the benefit of its employees. Employees may begin elective deferrals and are eligible for matching contributions immediately. Employees become 100% vested in the matching contributions immediately and 20% vested in the profit sharing plan after each year of service beginning in the second year. The employees become fully vested in the profit sharing plan after six years of service. The Company's matching contribution is 100% of the first 3% and 50% of the next 2% of the employee's deferral amount. The Company's profit sharing contribution to the plan, as determined by the partners of the Parent, is discretionary but cannot exceed certain maximum defined limitations. Pension expense for the year ended December 31, 2010 was $13,382.

I. COMPENSATED ABSENCES

The Company has not accrued compensated absences because such amounts cannot be reasonably determined. The Company has no written plan for compensated absences.

SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5
OF THE SECURITIES AND
EXCHANGE COMMISSION

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse | Certified Public Accountants

721 Emerson Road, Suite 120 | St. Louis, Missouri 63141 | www.hkaglobal.com
p. 314.993.4285 | f. 314.993.4288

ACCOUNTANTS' REPORT ON INFORMATION ACCOMPANYING THE BASIC FINANCIAL STATEMENTS

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying information shown on pages 13 through 15 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hauk Kruse & Associates LLC

Hauk Kruse & Associates LLC
Certified Public Accountants

St. Louis, Missouri
February 2, 2011

HANCOCK SECURITIES GROUP, LLC

(A wholly-owned subsidiary of Manchester Holdings, LLC)

COMPUTATION OF NET CAPITAL AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

For the Year Ended December 31, 2010

Member's equity	$	437,815
Total capital and allowable subordinated borrowings		437,815
Less: Nonallowable assets:		
Prepaid expenses and other assets		26,838
Property and equipment, net		2,220
		29,058
Net capital before haircuts on securities positions		408,757
Haircuts on securities pursuant to Rule 15c3-1		18,850
Net capital		389,907
Less: Net capital requirement		250,000
Net capital in excess of requirement	$	139,907
Aggregate indebtedness:		
Payable to broker-dealers and clearing organizations	$	133,586
Accounts payable and accrued expenses		239
Aggregate indebtedness	$	133,825
Ratio of aggregate indebtedness to net capital		0.34 to 1

No material differences exist between the computation above and the one filed by Hancock Securities Group, LLC on FOCUS Report Part II as of December 31, 2010.

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse | Certified Public Accountants

721 Emerson Road, Suite 120 | St. Louis, Missouri 63141 | www.hkaglobal.com
p. 314.993.4285 | f. 314.993.4288

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Member
Hancock Securities Group, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of Hancock Securities Group, LLC (the Company) for the year ended December 31, 2010, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry cash or securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13 and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United State of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hauk Kruse & Associates LLC

Hauk Kruse & Associates LLC
Certified Public Accountants

St. Louis, Missouri
February 2, 2011

HK
HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse | Certified Public Accountants

721 Emerson Road, Suite 120 | St. Louis, Missouri 63141 | www.hkaglobal.com
p. 314.993.4285 | f. 314.993.4288

Independent Accountants' Report On Applying Agreed-Upon Procedures Related To An Entity's SIPC Assessment Reconciliation

Board of Directors
Hancock Securities Group, LLC
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Hancock Securities Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluation Hancock Securities Group, LLC compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Hancock Securities Group, LLC's management is responsible for the Hancock Securities Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested of for any other purpose. The procedures performed and our findings are as follows:

1.Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

Hauk Kruse & Associates LLC

Hauk Kruse & Associates LLC
Certified Public Accountants

St. Louis, Missouri
February 2, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052180 FINRA DEC
HANCOCK SECURITIES GROUP LLC 18*18
383 MARSHALL AVE
SAINT LOUIS MO 63119-1831

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2798

B. Less payment made with SIPC-6 filed (exclude interest) (1366)
7/23/10
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) Ø

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 1432

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1432

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hancock Securities Group
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16th day of February, 20 11.

President + CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,467,900
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,117,422
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	221,097
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	9,737
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	Ø
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 351	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	351
Total deductions	1,348,607
2d. SIPC Net Operating Revenues	$ 1,119,293
2e. General Assessment @ .0025	$ 2798

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